ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Marybeth Csaby / Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1236 / 212-896-1206
Noa.Schuman@clicksoftware.com	mcsaby@kcsa.com / rfink@kcsa.com

CLICKSOFTWARE UPDATES 2010 FOURTH QUARTER AND YEAR-END
FINANCIAL RESULTS

15% annual revenue growth, considerable increase in backlog and deferred revenues, cash increase to $51 million

BURLINGTON, MA, January 10, 2011 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced that it anticipates revenues for the fourth quarter ended December 31, 2010 to be approximately $18.0 million. On an annual basis the Company expects 2010 revenues to be approximately $70.5 million, representing about 15% growth year-over-year. Due to increased head count as the Company continues to ramp up for its planned 2011 growth, and due to a write-off because of a customer bankruptcy, the Company also anticipates its fourth quarter 2010 operating profit to be lower than planned.

Cash, cash-equivalents, short and long-term investments continued to grow, increasing by $2.7 million during the fourth quarter, reaching about $51 million as of December 31, 2010.

“While revenues for the fourth quarter are below guidance, the momentum in winning new customers continues. New business booking during the fourth quarter was strong, well above revenues, resulting in a significant increase in backlog and deferred revenues for 2011. As an example, we signed a sizeable transaction with a large utility company for which most of the revenues will be recognized in 2011,” said Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO.  “Additionally, we were informed of another significant win for which we expect the contract to be signed in the next few weeks, and, once signed, will increase further our visibility into 2011”, he added.

These preliminary results are based on ClickSoftware's initial analysis of operating results and are subject to change as additional financial information becomes available.

Fourth Quarter Earnings Release and Conference Call

ClickSoftware will release its fourth quarter and year-end 2010 financial results on Wednesday, February 9, 2011, during pre-market hours.

The Company will host a conference call and live webcast on the same day, at 9:00 a.m. ET. The earnings release will be available on the Company’s website at www.clicksoftware.com prior to the call.

Please call the following dial-in numbers to participate in the call: United States 1-888-668-9141 (international +972-3-918-0610). This call will be webcast live on ClickSoftware’s website at http://ir.clicksoftware.com. Please allow 10 minutes prior to the call to visit this site to download and install any necessary audio software.

Following the conclusion of the call, a replay of the webcast will be available on the Company's website. Alternatively, a telephone replay of the call will be available until February 16, 2011 at 11:59 p.m. ET, and may be accessed by dialing: United States 1-888-782-4291 (international +972-3-925-5900).

About ClickSoftware

ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the ‘W6’ concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage over 200,000 resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com or follow us on Twitter, the content of which is not part of this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future signings of contracts and expected revenues from contracts, receipt of orders. For example, when we discuss our anticipated revenues and level of operating profit  for the fourth quarter ended on December 31, 2010, the increase in our cash, cash-equivalent, short and long term investment during such period,  our expected revenues for 2010, our expectations that revenues will be recognized in 2011 as a result of recent transaction or our expectation that  a significant contract will be signed in the next few weeks which will contribute considerably to bring our backlog for 2011 to even higher amounts, thus increasing visibility into 2011, we are using forward-looking statements. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2009 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.